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                              December 15, 2020

       Ilene Eskenazi
       General Counsel
       PET Acquisition LLC
       10850 Via Frontera
       San Diego, California 92127

                                                        Re: PET Acquisition LLC
                                                            Registration
Statement on Form S-1
                                                            Filed on December
3, 2020
                                                            File No. 333-251107

       Dear Mr. Eskenazi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       A Letter From PETCO, page iii

   1.                                                   Please balance your
statements about the company   s positive growth prospects with a
                                                        discussion of the risks
and obstacles you face, including the significant losses that you have incurred and your
accumulated deficit. Please also remove statements that suggest you are the only pet
care company that provides food, supplies, grooming, training, and vet services in an
integrated fashion or provide the basis for this statement. Similarly, please tell us how you
determined that you are making    massive, positive impacts    on
                                                        pets, parents, your
partners, and the communities you serve. Lastly, given that you continue to operate in
the same industry and the customers you serve remain
                                                        fundamentally the same,
please remove the statement that you are a    profoundly new
                                                        Petco.
 Ilene Eskenazi
PET Acquisition LLC
December 15, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameIlene Eskenazi
                                                           Division of
Corporation Finance
Comapany NamePET Acquisition LLC
                                                           Office of Trade &
Services
December 15, 2020 Page 2
cc:       Andrew Fabens
FirstName LastName